LiveReel Media Corporation

June   12, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC   20549
Attention:  Joshua Ravitz

Re:           LiveReel Media Corporation
Registration Statement on Form F-3
Registration No. 333-141246

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, LiveReel Media Corporation (the "Company") hereby requests the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company and all amendments and exhibits thereto.  The Company has decided not to pursue registration of the common shares at this time.  No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

If you have any questions with respect to this letter, please call Jeffrey Robbins of the law firm Messerli & Kramer P.A. at (612) 672-3706 or me at (416) 607-6793.

Sincerely,

LiveReel Media Corporation

 /s/ J. Stephen Wilson
J. Stephen Wilson
Chief Financial Officer